October 11, 2011

VIA EDGAR

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SEC Staff Comments on Preliminary Proxy Statement of AXA Premier VIP Trust (File No. 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on August 30, 2011 concerning the Preliminary Proxy Statement of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2011, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the Trust’s Definitive Proxy Statement as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement.

INFORMATION STATEMENT

1.	Comment: Please change all references to “Information Statement” to “Proxy Statement” or another term selected by the Trust. The term “Information Statement” is a technical term that refers to information statements filed on Schedule 14C and, therefore, references to “Information Statement” in the context of the Proxy Statement may be misleading.

Response: The Trust has made the requested change and has re-titled this section of the materials as “Voting Information.”

PROXY STATEMENT

2.	Introduction (Page ii)

Comment: In the third full paragraph following the table of proposals, please change the reference to “Appendix A” to “Exhibit A.”

Response: The Trust has made the requested change.

Alison White.

October 11, 2011

3.	Board Consideration of the Class A Plan (Pages 4-6)

Comment: The fourth paragraph in this section states that the Board considered certain factors, “among others,” in its consideration of the Class A Plan. In addition, with respect to the Board’s conclusion regarding the Class A Plan, the last paragraph in this section states “[a]fter consideration of the factors noted above, together with other factors and information considered to be relevant….” (Emphasis added.) Please confirm supplementally that all material factors that formed the basis for Board’s conclusion are disclosed.

Response: The Trust confirms that the disclosure in the section of the Definitive Proxy Statement entitled “Board Consideration of the Class A Plan” summarizes all material factors that formed the basis for the Board’s conclusion.

4.	Other Matters (Pages 10)

Comment: The second paragraph in this section states that “[i]n order for a shareholder proposal to be incorporated in the Trust’s proxy statement for a meeting of shareholders, the proposal must be received a reasonable time before the Trust begins to print and send its proxy materials to shareholders.” (Emphasis added.) Please define what the Trust means by “a reasonable time.”

Response: The Trust has made the requested change.

MISCELLANEOUS

5.	Comment: Please provide “Tandy” representations in the form of EDGAR correspondence in connection with the filing of the Definitive Proxy Statement.

Response: A “Tandy” letter has been filed in the form of an EDGAR correspondence with the Definitive Proxy Statement.

*        *        *         *        *

Alison White.

October 11, 2011

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.

K&L Gates LLP